HELIO CORPORATION

2448 SIXTH STREET

BERKELEY, CA, 94710

June 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bradley Ecker

	Re:	Helio Corporation
Request for Withdrawal of Post Effective Amendment No. 1 on Form S-1
File No. 333-284062

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Helio Corporation, a Florida corporation (the “Company”), hereby respectfully requests to withdraw its Post-Effective Amendment No. 1 to Form S-1 (File No. 333-284062), which was filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2025.

The Company is requesting this withdrawal because the Company has decided not to proceed with the transaction as described in the filing. The Company confirms that no securities were sold pursuant to the Post-Effective Amendment to Form S-1 filed on May 13, 2025.

We request that the Commission consent to this withdrawal as soon as possible. Please send all correspondence and notices to Brian Higley of Business Legal Advisors, LLC, brian@businesslegaladvisor.com, (801) 634-1984.

Thank you for your consideration.

Sincerely,

/s/ Edward Cabrera

Edward Cabrera

Chief Executive Officer

Helio Corporation